

November 30, 2023

Dharmendra Magasvaran
Co-Chief Executive Officer
DUET Acquisition Corp.
V03-11-02, Designer Office
V03, Lingkaran SV, Sunway Velocity
Kuala Lumpur, Malaysia

> **Re: DUET Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2023**
> **File No. 001-41237**

Dear Dharmendra Magasvaran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andy Tucker